BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 28, 2023

1.             DATE, TIME AND PLACE: Meeting held on February 28, 2023, at 2 p.m, at BRF S.A.’s (“Company”) offices, located at Avenida das Nações Unidas, n° 14.401, 24th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04730-090.

2.             CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the majority of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti. Board member Aldo Luiz Mendes was absent.

3.             PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: (i) Call Notice of the Annual and Extraordinary Shareholders' Meetings to be held on April 12, 2023 ("OEGM 2023") and Approval of the Management Proposal; and (ii) Approval of the Financial Statements for the fiscal year ended December 31, 2022; (iii) Approval of the hiring of the Independent Auditor to review and audit the financial, interim and annual statements of the Company and its subsidiaries; (iv) Approval of the changes to the Corporate Policy of Enterprise Risk Management and the Transparency Guide; (v) Approval of the changes to the Bylaws of the Board of Directors.

5.             RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote of those present and without any reservations, reservations or restrictions, approved the drawing up of the present minutes in summary form and deliberated, after examining and discussing the matters on the Agenda, as follows:

(i)              Call Notice of the OEGM 2023 and Approval of Management Proposal: In accordance with the provisions of Article 12 of the Bylaws, the members of the Board of Directors, by unanimous vote of those present, approved the call notice and the management proposal for the OEGM 2023, to be held at 11:00 a.m., with the consequent availability to the shareholders of the materials and documents necessary for the analysis of the matters included in the following agenda, pursuant to the terms of the applicable legislation and regulations.

Extract of the Minutes of the Meeting of the Board of Directors held on February 28, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

(ii)            Approval of the Financial Statements for the Fiscal Year ending December 31, 2022: In accordance with the provisions of article 23, (vi), of the Bylaws and with the recommendations of the Audit and Integrity Committee ("CAI"), the present members of the Board of Directors unanimously manifested themselves in favor of submitting the Company's Financial Statements for the fiscal year ending December 31, 2022, accompanied by the Management Report, the Explanatory Notes, the Opinions of the Independent Auditors and the Fiscal Council, and the Opinion of the CAI for deliberation at the Company's Annual and Extraordinary Shareholders' Meeting. Additionally, KPMG Auditores Independentes S.A. presented a favorable opinion on the Financial Statements, issuing an unqualified opinion that they present fairly, in all material respects, the individual and consolidated financial position of the Company on December 31, 2022, the individual and consolidated performance of its operations, and its respective individual and consolidated cash flows for the year 2022, in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(iii)           Approval of the hiring of the Independent Auditor to review and audit the financial, interim and annual statements of the Company and its subsidiaries: The present members of the Board of Directors unanimously approved the hiring of the independent auditor GRANT THORNTON AUDITORES INDEPENDENTES LTDA, registered with CNPJ/MF No. 10.830.108/0001-65 (CVM Code nº 11274) ("GRANT THORNTON"), to review and audit the financial, interim and annual statements of the Company and its subsidiaries, for the fiscal years 2023 through 2025.

(iv)           Approval of the changes to the Corporate Policy of Enterprise Risk Management and of the Transparency Guide: The present members of the Board of Directors unanimously approved the changes to items 3.1., 3.3. and 3.9. of the Corporate Policy of Enterprise Risk Management and items 5.1. and 5.2. of the Transparency Guide.

(v)            Approval of the changes to the Bylaws of the Board of Directors: The present members of the Board of Directors unanimously approved the inclusion of item 4.8 to the Bylaws of the Board of Directors.

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

Extract of the Minutes of the Meeting of the Board of Directors held on February 28, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 28, 2023.

Bruno Machado Ferla

Secretary

Extract of the Minutes of the Meeting of the Board of Directors held on February 28, 2023.